Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

August 29, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.’s Annual Report on Form 10-K

Ladies and Gentlemen:

     We are hereby electronically filing via EDGAR Automatic Data Processing, Inc.'s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, including the financial statements, schedules and exhibits thereto (the “Annual Report”).

     The financial statements in the Annual Report reflect (i) the adoption, effective for fiscal 2008, of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” (ii) the adoption, effective for fiscal 2007, of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” and (iii) the adoption, effective July 1, 2006, of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” Additionally, Automatic Data Processing, Inc. has reclassified funds held for clients and client funds obligations that had been previously presented outside of current assets and current liabilities, respectively, within the Consolidated Balance Sheets, to current assets and current liabilities, respectively, for all periods presented, and has reclassified the net increase (decrease) in client funds obligations in the Statements of Consolidated Cash Flows from investing activities to financing activities for all periods presented.

Very truly yours,

/s/ Barry Eisler
Barry Eisler
Corporate/M&A Counsel

VIA EDGAR
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